Exhibit 99.33

News Release

NORBORD ANNOUNCES PRICING OF SENIOR SECURED NOTES OFFERING

TORONTO, ON (April 1, 2015) – Norbord Inc. (“Norbord” or the “Company”) (TSX: NBD) today announced that it has priced its offering of US$315 million in aggregate principal amount of senior secured notes (the “Notes”). The Notes will be due 2023 and will bear interest at an annual rate of 6.25%. The Company expects to close the offering of the Notes on April 16, 2015, subject to the satisfaction of customary closing conditions.

As previously announced, the Notes will rank pari passu with the Company’s existing Senior Secured Notes due 2017 and Senior Secured Notes due 2020 and committed revolving bank lines. The Notes were offered by a syndicate of initial purchasers by way of a private placement under applicable securities laws.

Norbord intends to use the net proceeds from this offering, along with cash on hand, to repurchase for cash all of the outstanding 7.5% Senior Secured Notes due 2017 issued by Ainsworth Lumber Co. Ltd. (the “Ainsworth 2017 Notes”) pursuant to a tender offer and consent solicitation and to redeem any remaining outstanding Ainsworth 2017 Notes following the tender offer.

The Notes will not be qualified for distribution to the public under the securities laws of any province or territory of Canada and may not be offered or sold in Canada, directly or indirectly, other than pursuant to applicable private placement exemptions. The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes in any jurisdiction, or an offer to purchase, the solicitation of an offer to sell, or a notice to redeem any Ainsworth 2017 Notes.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (“OSB”). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Contact:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Forward-Looking Statements

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to the proposed offering and redemption and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “intention,” “proposed,” “expected,”

“will,” “intends,” and “will not” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2014 Management’s Discussion and Analysis dated January 27, 2015.

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